

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Zoltan Nagy
President and Chief Executive Officer
Raptor Technology Group, Inc. (formerly Giddy-Up Productions, Inc.)
409-903 19th Avenue SW
Calgary, Alberta T2T OH8

      Re: Raptor Technology Group, Inc. (formerly Giddy-Up Productions, Inc.)
               Form 10-K for the year ended August 31, 2010
               Filed November 16, 2010
               File No. 0-53812

Dear Mr. Nagy:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the period ended November 30, 2010

1. We note that on January 6, 2011, the Company changed its name to Raptor Technology Group, Inc. and entered into a definitive Plan of Merger and Reorganization with Raptor Fabrication and Equipment, Inc. In accordance with the terms of the Agreement, Raptor Technology Group, Inc. shall be the name of the surviving corporation. Upon the completion of this Merger, which is expected within sixty days, the Company will become a technology supplier that provides eco-friendly and green global issues. Supplementally advise us and revise your disclosures in future filings to indicate whether Raptor Technology Group's has revenues from operations, and your planned accounting for this merger. As part of your response, please also indicate which entity will be the accounting acquirer in this transaction and the basis or rationale for your conclusions.

2. Also, please note that a report on Form 8-K is due no later than 4 business days after the consummation of the acquisition with appropriate financial statements and pro forma financial information filed as part of the Form 8-K, pursuant to the guidance outlined in Items 2.01, 5.01, 5.02, 5.06 and 9.01 of Form 8-K, as applicable. Please note that since the Company was a shell company prior to the this transaction with no operations, the information that should be included in the Form 8-K that is required to be filed should be in a level of detail and consistent with that which would be required in the registrant were filing a general form for the registration of securities on Form 10 under the Exchange Act pursuant to the guidance in Item 2.01(f) of Form 8-K. In addition, please supplementally advise us and disclose the fiscal year end that will be adopted by the successor company.

3. In addition, if there will be a change in accountants as a result of the transaction, an Item 4.01 Form 8-K should be filed within four business days of the change in accountants. Note that if a decision is not made as to which accountant will continue as the successor auditor as of the date of filing the Item 2.01 Form 8-K, an Item 4.01 Form 8-K must be filed within four business days of the date the decision is made. Supplementally advise us whether there will be a change in accountants, and if so, please file an Item 4.01 Form 8-K as soon as possible reporting the change. This Form 8-K shall include all of the information required by Item 304 of Regulation S-K, along with a letter from the former accountants indicating whether they agree with your disclosures in the Form 8-K, as required by Items 304 and 601 of Regulation S-K.

Other

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: (866) 900-0582